July 21, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:	Robbins & Myers, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2010
Filed October 26, 2010
File No. 001-13651

Dear Ms. Blye:

This letter sets forth below the detailed responses of Robbins & Myers, Inc. (the “Company”) to the comments of the staff of the Commission in its letter to the Company dated July 7, 2011 with respect to the above-referenced Form 10-K of the Company (the “Filing”). In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter and set forth the Staff’s comment immediately prior to our response. This letter has been filed with the Commission as correspondence through EDGAR.

General

1.	We note that the disclosure in your Form 10-Q for the quarter ended February 28, 2011 regarding the ongoing investigation by the Department of Justice and the Department of Commerce to which you refer in your response to comment 1 in our letter dated June 9, 2011. Please clarify for us whether the investigation relates solely to the sale by your Belgian subsidiary of stators to an energy services customer in Syria. Tell us when and how the matter(s) under investigation came to your attention, the nature of the potential violation(s), and the time period during which the potential violation(s) may have occurred.

Response:	On November 15, 2006, agents of the U.S. Department of Commerce executed a search warrant at the Company’s corporate headquarters seeking, in substance, records of the Company relating to (i) direct or indirect shipments of its products to Iran, Syria, Sudan or any other “embargoed” destination; (ii) shipments to the energy services customer mentioned in our response letter dated June 23, 2011 (the “Energy Services Customer”) to comment 1 in your letter dated June 9, 2011 (our “Initial Response”); and (iii) compliance or non-compliance with United States export laws. On November 21, 2006, attorneys for the Company received a grand jury subpoena duces tecum from agents of the U.S. Department of Commerce addressed to R&M Energy Systems, a subsidiary of the Company. The subpoena in substance requested production of essentially the same records of R&M Energy Systems for the previous five years as those sought under the

ROBBINS & MYERS, INC.

U.S. Securities and Exchange Commission

July 21, 2011

search warrant. The volume of documents requested was subsequently reduced and, in December 2006, R&M Energy Systems produced numerous documents requested by the subpoena. For more than three years thereafter, neither the Company nor R&M Energy Systems received any additional requests for either the production of documents or for witness interviews.

In the spring of 2010, a representative of the U.S. Department of Justice communicated with the Company’s legal counsel and advised that certain shipments of products — rotors and stators, which are oil drilling components — by the Company’s Belgian subsidiary to the Energy Services Customer in Iran, Sudan, and Syria in 2005 and 2006 were being scrutinized for United States export controls violations. Since then, the Company’s legal counsel has regularly communicated with representatives of the U.S. Department of Justice and the U.S. Department of Commerce and the Company has voluntarily produced additional documents at the government’s request.

Although the Company is not privy to the full scope of the government’s investigation, based on the contacts of its legal counsel with the government’s representatives, it is the Company’s understanding that the investigation is currently limited to shipments of stators by its Belgian subsidiary to the Energy Services Customer in Iran, Syria and Sudan for the period after June 1, 2005. As reported in our Initial Response, shipments from the Company’s Belgian subsidiary to the Energy Services Customer in Iran, Syria and Sudan ceased in April 2007, September 2006, and May 2008, respectively. It was and continues to be the Company’s position that, with the exception of a small number of stator shipments sent from the Company’s Belgian subsidiary to the Energy Services Customer in Syria in 2005 and 2006, the shipments from the Belgian subsidiary to Iran, Syria and Sudan were not in violation of United States export controls laws. The government has also inquired about shipments by the Company’s Belgian subsidiary to the Energy Services Customer in Cuba, but to the Company’s knowledge after due inquiry, there is no evidence of any such shipments.

2.	We note your response to comment 2 in our letter dated June 9, 2011. It appears from your response to comment 1 in that letter that your Belgian subsidiary shipped rotors and/or stators to Sudan in May 2008, which would have been within the period covered by our request for a materiality discussion addressing both quantitative and qualitative factors. Please tell us the amount of revenues relating to shipment(s) from your Belgian subsidiary to Sudan (and/or Iran and Syria) in May 2008. Please also provide the discussion we requested regarding qualitative factors applicable to any contacts with those countries during the relevant period, including the potential impact of investor sentiment regarding operations associated with the referenced countries.

Response:	As clarification to our Initial Response to comment 2, with the exception of shipments by the Company’s Belgian subsidiary, the Company has not shipped any goods or provided any services directly or through any subsidiary to Iran, Syria, Sudan or Cuba in the last three fiscal years or the subsequent interim

ROBBINS & MYERS, INC.

U.S. Securities and Exchange Commission

July 21, 2011

period. As stated in our Initial Response to comment 1, the Company’s Belgian subsidiary ceased shipments to locations in Iran, Syria and Sudan in April 2007, September 2006, and May 2008, respectively. During May 2008, the Belgian subsidiary shipped products totaling $15,602 in gross revenue to Sudan, all of which were shipped to the Energy Services Customer. For the period from September 1, 2007 (the commencement of the Company’s fiscal year ended August 31, 2008) through May 2008 (when the Belgian subsidiary ceased all shipments to Sudan), the Belgian subsidiary shipped products totaling $149,880 in gross revenue, all of which were shipped to the Energy Services Customer in Sudan. It was and continues to be the Company’s position that the shipments from its Belgian subsidiary to Sudan were not in violation of United States export controls laws.

The Company considered both qualitative and quantitative factors when determining that the shipments to Sudan were not material. As stated above, the only shipments to Sudan in the past three fiscal years and the subsequent interim period totaled $149,880 in gross revenue and were made by the Company’s Belgian subsidiary to the Energy Services Customer. The Company considered potential injury to its reputation resulting from continued shipments from its Belgian subsidiary to the Energy Services Customer in Sudan as a factor in determining to cease such shipments in May 2008. The Company does not believe that a reasonable investor would have any interest or concern given the immaterial amount involved and the cessation of shipments more than three years ago.

If you have any questions or additional comments, please advise the undersigned at (937) 458-6635.

ROBBINS & MYERS, INC.

By	/s/ Christopher M. Hix
Name: Christopher M. Hix
Title: Vice President and Chief Financial Officer